MISSION WEST PROPERTIES, INC.
10050 Bandley Drive, Cupertino, CA 95014
Phone 408-725-0700 Fax 408-725-1626

October 27, 2009

Mr. Kevin Woody
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Mission West Properties, Inc.
Form 10-KSB for the year ended December 31, 2008
Form 10-Q for the quarterly period ended June 30, 2009
Definitive Proxy Statement on Schedule 14A filed April 9, 2009
File No. 001-34000

Dear Mr. Woody:

This letter sets forth responses of Mission West Properties, Inc. (the “Company”) to your comments relating to the Company’s Annual Report on Form 10-K for 2008, Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 and Definitive Proxy Statement on Schedule 14A filed April 9, 2009 contained in your letter dated September 29, 2009.  For your convenience, each of the staff’s comments in your letter is repeated in bold italicized text below and is followed by the Company’s response.

Form 10-K for the year ended December 31, 2008

Item 2. Properties, page 16

1.
Please tell us the occupancy rates, expressed as a percentage, of your properties for each of the last three fiscal years on a portfolio basis instead of just the last two fiscal years.  Confirm that you will provide similar disclosure in future filings.

The occupancy rates for our portfolio of properties for the years ended December 31, 2008, 2007 and 2006 was approximately 66%, 62% and 69%, respectively. We note the staff’s comment and advise the staff that future filings will include similar disclosure.

2.	In future filings, please disclose the average annual rental per square foot for each of the last three years. Please provide this information on a portfolio basis.

The average annual rental per square foot for the years ended December 31, 2008, 2007 and 2006 was approximately $14.97, $17.05 and $18.80, respectively. We note the staff’s comment and advise the staff that future filings will include similar disclosure.

3.	For tenants occupying 10 percent or more of rentable square footage, please tell us their principal nature of business. Confirm that you will provide similar disclosure in future filings.

We do not have any tenants occupying 10 percent or more of total rentable square feet as of December 31, 2008, 2007 and 2006. We note the staff’s comment and advise the staff that future filings will include similar disclosure if we have any tenants occupying 10 percent or more of total rentable square feet.

Item 3. Legal Proceedings, page 21

4.
We note your disclosure regarding the legal proceeding pending in the California Superior Court.  Please provide us with a description of the factual basis alleged to underlie the proceeding and the relief sought and confirm that you will provide similar disclosure in future filings.  Refer to Item 103 of Regulation S-K for guidance.

The Company has disclosed the factual basis alleged to underlie the legal proceeding pending in the California Superior Court in  Note 13 and Note 16 under Notes to Consolidated Financial Statements of the Annual Report on Form 10-K and under “Transactions with Related Persons” in the Proxy Statement for the Company’s 2009 Annual Meeting filed on Schedule 14A. We note the staff’s comment and advise the staff that future filings will include a cross-reference from the Legal Proceedings section to the relevant Notes to Consolidated Financial Statements.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 47

5.	For the years ended December 31, 2007 and December 31, 2006, please explain to us the difference between “minority interest from continuing operations” and “net income to minority interests”.

Minority interests in the operating partnerships represent the proportionate share of the equity in the operating partnerships of the limited partners. For the years ended December 31, 2007 and December 31, 2006, “minority interests from continuing operations” represents the portion of income, excluding income from discontinued operations, that belongs to the minority interests in the operating partnerships. For the years ended December 31, 2007 and December 31, 2006, “net income to minority interests” represents the portion of income, including income from discontinued operations, that belongs to the minority interests in the operating partnerships.

Effective January 1, 2009, the noncontrolling interests (formerly minority interests) provisions of the Consolidation Topic of the Financial Accounting Standards Board Accounting Standards Codification (formerly known as SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 5”) eliminated “minority interest accounting” such that the amount of net income attributable to noncontrolling interests will be presented as part of consolidated net income on the consolidated statement of operations and not as a separate component of income and expenses. The provisions also required retroactive adoption of the presentation and disclosure requirements for existing minority interests.

Consolidated Statements of Cash Flows, page 49

6.
It appears that your distributions to minority interests and common shareholders exceeded total cash inflows from operations for both the year ended December 31, 2008 and the quarter ended June 30, 2009.  Please tell us, and disclose in the liquidity section of your MD&A, the source of funds used to finance these distributions.

Our sources of liquidity for distributions to minority interests and stockholders for the year ended December 31, 2008 and the quarter ended June 30, 2009 were cash provided by operations, borrowings under our credit facility and short-term loans from the Berg Group. While there is a general discussion of how we fund the distributions to minority interests and common shareholders under the liquidity section of the MD&A, we advise the staff that future filings will include disclosure specific to this topic.

Exhibit Index, page 84

7.
We note certain material contracts that you filed in accordance with Item 601(b)(10) of Regulation S-K, such as the contracts filed as Exhibits 10.15, 10.15.10 and 10.54, do not have the referenced schedules or exhibits attached.  Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety.  Please file the complete agreements with your next quarterly report or tell us why you believe this information is no longer material to investors.

Exhibits 10.15 and 10.15.10 were filed with the current report on Form 8-K on October 7, 2008, but we neglected to provide separate EDGAR headers for them. Exhibit 10.54 was filed with the quarterly report on Form 10-Q on August 9, 2005 but the decimal was omitted from the EDGAR header.  We advise the staff that future filings of exhibits will receive separate and complete EDGAR headers.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Liquidity and Capital Resources, page 18

8.
Given the fact that the Company has “borrowed” from restricted cash to fund general corporate cash needs, the Company’s line of credit expires on September 30, 2009 and distributions to common shareholders and minority interest holders have exceeded cash flows from operations, explain to us how you determined that cash flows from operations should be sufficient to meet all short term liquidity needs.

On October 13, 2009, the Company extended its line of credit with the Heritage Bank of Commerce to September 15, 2011. With the line of credit and cash provided from operations, we expect these sources of liquidity to be adequate to meet all operating liquidity needs, including quarterly distributions.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 8

Base Salaries, page 8

9.
Please tell us how you would expand your CD&A to include specific disclosure about how and why each named officer received the base salary that he did in that year.  For example, while we note there were no adjustments to base salaries in 2008, please disclose why the Compensation Committee chose not to increase or decrease the base salaries for your named executive officers.  Confirm that you will provide similar disclosure in future filings.

The Compensation Committee is comprised of Independent Directors of the Company’s Board of Directors.  The Compensation Committee’s decision was based on several factors, including but not limited to, the Company’s operating results, the named officers’ specific duties and performance during the year, and general economic conditions for the industry and broader economy.  Following the recommendation of the Company’s Chairman and the Independent Directors’ knowledge of industry compensation standards and reasonable judgment, they determined that base salaries of the named executive officers remain unchanged in 2008. We advise the staff that future filings will include similar disclosure.

Stock Option Rights, page 9

10.
We note that you awarded Messrs. Pham and Marino stock option rights as compensation with respect to their 2008 individual performance and that you base your awards on subjective evaluation of the executive officers’ performance.  Please provide us a discussion about what specific aspects of each named executive officers’ performance were considered and how the Compensation Committee came to its decision to make such awards.  Confirm that you will provide similar disclosure in future filings.

The Compensation Committee is comprised of Independent Directors of the Company’s Board of Directors.  The Compensation Committee’s decision was based on several factors, including but not limited to, the number of expiring and out of the money stock option rights and a desire to keep the executive officers’ performance focused on increasing stockholder value.  Following the recommendation of the Company’s Chairman and the Independent Directors’ knowledge of industry compensation standards and reasonable judgment, they determined the named executive officers should receive additional stock option rights in 2008. We advise the staff that future filings will include similar disclosure.

In connection with the foregoing responses to your comments, the Company acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Wayne Pham
Wayne Pham
Vice President of Finance and Controller